UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Bluegreen Vacations Holding Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096308 200

(CUSIP Number)

Alan B. Levan

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

561-912-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096308 200

1.	Names of Reporting Persons Alan B. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 864,666
	8.	Shared Voting Power 2,651,568
	9.	Sole Dispositive Power 864,666
	10.	Shared Dispositive Power 478,492
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,234
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 96%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 096308 200

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 141,577
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 141,577
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 096308 200

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,915
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,915
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 096308 200

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,495,311
	9.	Sole Dispositive Power 1,495,311
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,495,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 096308 200

1.	Names of Reporting Persons Jarett S. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 677,765
	9.	Sole Dispositive Power 77,765
	10.	Shared Dispositive Power 600,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,765
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 096308 200

1.	Names of Reporting Persons Seth M. Wise
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 335,158
	9.	Sole Dispositive Power 85,158
	10.	Shared Dispositive Power 250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,158
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9%
14.	Type of Reporting Person (See Instructions) IN

Amendment to Schedule 13D

This Amendment to Schedule 13D is being filed by the reporting persons (the “Reporting Persons”) set forth on the cover sheets hereto to amend the Amended and Restated Schedule 13D filed on December 14, 2007, as previously amended (the “Schedule 13D”), relating to the Class B Common Stock, par value $0.01 per share, of Bluegreen Vacations Holding Corporation, a Florida corporation (the “Issuer”), solely to the extent set forth herein.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is supplemented as follows:

Since the date of the last amendment to the Schedule 13D, the Issuer’s name was changed from BBX Capital Corporation to Bluegreen Vacations Holding Corporation. The Issuer’s principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is supplemented as follows:

Florida Partners Corporation, which was previously a Reporting Person with respect to the Schedule 13D, has been dissolved and, accordingly, is no longer a Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 6 below is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth in rows 7-13 of the cover sheets hereto for each Reporting Person is incorporated by reference into this Item 5. No Reporting Person has effected any transaction with respect to the Issuer’s Class B Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

As previously disclosed, on November 5, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hilton Grand Vacations Inc. (“HGV”) and Heat Merger Sub, Inc., an indirect, wholly-owned subsidiary of HGV (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming an, indirect wholly-owned subsidiary of HGV, and (ii) each share of the Issuer’s Class A Common Stock and Class B Common Stock outstanding at the effective time of the Merger (including shares subject to restricted stock awards outstanding at the effective time of the Merger) will be converted into the right to receive $75.00 in cash, without interest. Consummation of the Merger is subject to the satisfaction (or, if permitted, waiver by the Issuer, HGV or both) of a number of conditions, including, among others, approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of (i) holders of shares of the Company’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast in the aggregate by all holders of the Company’s Class A Common Stock and Class B Common Stock, voting together as a single class, and (ii) holders of a majority of the outstanding shares of the Issuer’s Class B Common Stock, voting as a separate class. Additional information regarding the Merger Agreement and the terms and conditions thereof, including other conditions to consummating the Merger, is set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023 (the “Form 8-K”) and a copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K.

As described in the Form 8-K, concurrently with the execution of the Merger Agreement, Alan B. Levan and John E. Abdo entered into Voting and Support Agreements (the “Voting and Support Agreements”) with HGV pursuant to which, among other things, and subject to the terms and conditions of the Voting and Support Agreement, Mr. Alan Levan and Mr. Abdo agreed to vote the shares of the Issuer’s Class A Common Stock and Class B Common Stock owned, directly or indirectly, by them (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against, among other related items, any competing acquisition proposal. Mr. Alan Levan’s Voting and Support Agreement includes the shares owned by Levan Partners LLC and Levan BFC Stock Partners LP, but not the shares owned by Jarett S. Levan and Seth M. Wise. In total, the shares covered by the Voting and Support Agreements represent in the aggregate approximately 66% of the total voting power of the Issuer’s Class A Common Stock and Class B Common Stock and approximately 77% of the total number of outstanding shares of the Issuer’s Class B Common Stock. Each Voting and Support Agreement will expire if the Merger is not consummated within nine months, subject to earlier termination if, in accordance with the terms and conditions of the Merger Agreement, the Issuer’s Board of Directors changes its recommendation to shareholders with respect to the Merger Agreement and causes the Issuer to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement).

The foregoing description of the Voting and Support Agreements is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting and Support Agreements entered into by Mr. Levan and Mr. Abdo, copies of which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented to add the following exhibits:

Exhibit 1	Voting and Support Agreement, dated November 5, 2023, by and among Hilton Grand Vacations Inc. and Alan B. Levan (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 9, 2023)

Exhibit 2	Voting and Support Agreement, dated November 5, 2023, by and among Hilton Grand Vacations Inc. and John E. Abdo (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 9, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2023
Date

/s/ Alan B. Levan
Alan B. Levan

/s/ John E. Abdo
John E. Abdo

/s/ Jarett S. Levan
Jarett S. Levan

/s/ Seth M. Wise
Seth M. Wise

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC
Its General Partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title